UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                              BRACKNELL CORPORATION
                              ---------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                    10382K102
                               ------------------
                                 (CUSIP Number)



                                DECEMBER 22, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  10382K102               SCHEDULE 13G                Page 2 of 6 Pages


CUSIP No.     10382K102
          -----------------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  WorldCom, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                  a.  [ ]
                  b.  [x]

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Georgia

                           5        SOLE VOTING POWER
NUMBER OF                                   9,848,315*
SHARES
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                                    0
EACH
REPORTING                  7        SOLE DISPOSITIVE POWER
PERSON                                      9,848,315*
WITH
                           8        SHARED DISPOSITIVE POWER
                                            0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,848,315*

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  14.98%*

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  CO

* Share ownership numbers and percentages are approximations for the reasons stated in the footnote after Item 10 of this Schedule 13G.

CUSIP No.  10382K102               SCHEDULE 13G                Page 3 of 6 Pages

ITEM 1.

(a)      NAME OF ISSUER

                  Bracknell Corporation

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  121 South 8th Street
                  Suite 1100
                  Minneapolis, MN  55402

ITEM 2.

(a)      NAME OF PERSONS FILING

                  WorldCom, Inc.

(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  WorldCom, Inc.
                  500 Clinton Center Drive
                  Clinton, Mississippi  39056

(c)      CITIZENSHIP

                  United States

(d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, no par value per share

(e)      CUSIP NUMBER

                  10382K102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO ss. 240.13d-1(b) OR ss. 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)      /_/      Broker or dealer registered under section 15 of the Act
                  (15 U.S.C. 78o);

(b)      /_/      Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)      /_/      Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c);

(d)      /_/      Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C.80a-8);

(e)      /_/      An investment adviser in accordance with
                  ss. 240.13d-1(b)(1)(ii)(E);

CUSIP No.  10382K102               SCHEDULE 13G                Page 4 of 6 Pages


(f)      /_/      An employee benefit plan or endowment fund in accordance with
                  ss. 240.13d-1(b)(1)(ii)(F);

(g)      /_/      A parent holding company or control person in accordance with
                  ss. 240.13d-1(b)(ii)(G);

(h)      /_/      A savings  association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C.1813);

(i)      /_/      A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C.80a-3);

(j)      /_/      Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to ss. 240.13d-1(c), check this box.

ITEM 4.   OWNERSHIP (AT DECEMBER 22, 2000)

(a)      AMOUNT BENEFICIALLY OWNED (See note to Item 4(a)).

                  9,848,315*

(b)      PERCENT OF CLASS

                  14.98%*

(c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                  9,848,315*

         ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                  0

         iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                  9,848,315*

         iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

CUSIP No.  10382K102               SCHEDULE 13G                Page 5 of 6 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.


*The Reporting Person presently owns beneficially 8,648,315 shares of the Issuer's Common Stock. In addition, the Reporting Person may be deemed to beneficially own an additional 1,200,000 shares of the Issuer's Common Stock issuable pursuant to a Warrant to purchase such shares at an exercise price of $CN 11.66 per share exercisable at any time prior to January 1, 2002. Thus, in total, the Reporting Person owns or may be deemed to own in the aggregate 9,848,315 shares of the Issuer's Common Stock, representing approximately 14.98% of the presently outstanding shares of the Issuer (on the basis of 64,546,760 shares of Common Stock of the Issuer issued and outstanding as of July 30, 2000, as reported in the Issuer's financial statements included in the Issuer's Proxy Statement/Prospectus dated December 11, 2000 constituting a part of the Registration Statement on Form F-4 No. 333-47608, plus for this purpose an additional 1,200,000 shares issuable pursuant to the above-described Warrant).

CUSIP No.  10382K102               SCHEDULE 13G                Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 2001
-----------------
Date

                                            WORLDCOM, INC.


                                            By:    /s/ SCOTT D. SULLIVAN
                                                   -----------------------
                                            Name:  Scott D. Sullivan
                                            Title: Chief Financial Officer